UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
__________

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Monmouth Real Estate Investment Corporation
(Name of Issuer)

Common Stock (par value $0.01 per share
Title of Class of Securities)

609720107
(CUSIP Number)

Eugene W. Landy Chairman of the Board UMH Properties, Inc. 3499 Juniper Business Plaza, Suite 3-C 3499 Route 9 North Freehold, New Jersey 07728
(732) 577-9997
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

Continued on following pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). UMH Properties, Inc., a Maryland corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X] Existance of a group is not affirmed but see relationship described herein.

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) None

6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 1,705,981 SHARED VOTING POWER Not applicable SOLE DISPOSITIVE POWER 1,705,981 SHARED DISPOSITIVE POWER Not applicable

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,705,981

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.97%

14	TYPE OF REPORTING PERSON CO

Item 1.	Security and Issuer.

           Common Stock issued by Monmouth Real Estate Investment Corporation (the "Issuer"), Juniper Business Plaza, Suite 3-C, 3499 Route 9 North, Freehold, New Jersey 07728.

Item 2.	Identity and Background.

(a)	This statement is filed on behalf of UMH Properties, Inc., a Maryland corporation ("UMH").

(b)	The business address of UMH is as follows:

UMH Properties, Inc. Juniper Business Plaza, Suite 3-C 3499 Route 9 North Freehold, New Jersey 07728

(c)	The principal business of UMH is a real estate investment trust owning and operating manufactured home communities and other real estate.

(d)	UMH has not during the past five (5) years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

UMH was not during the last five (5) years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	UMH is a Maryland corporation with its principal executive offices in Freehold, New Jersey.

Item 3.	Source and Amount of Funds or Other Consideration.

           The consideration for the purchase by UMH of 1,000,000 shares of the Issuer's Common Stock on September 13, 2007 was $8,500,000. The source of funds for the purchase of these securities was the working capital of UMH. UMH did not borrow any funds to effectuate the transaction whereby UMH purchased the securities which are the subject of this filing on Schedule 13D.

Item 4.	Purpose of the Transaction

          UMH and the Issuer are two separate real estate investment trusts ("REITs"). Certain directors are directors of both REITs. Management of the two REITs overlap. The two companies have been operated by common management since their formation in 1968. UMH specializes in the ownership and operation of manufactured home communities. The Issuer specializes in the ownership and operation of net-leased industrial properties.

          On September 13, 2007 UMH agreed to purchase 1,000,000 shares of Common Stock of the Issuer from Palisade Concentrated Equity Partnership, L.P., a Delaware limited partnership (the "Seller"), for the consideration described in Item 3 above and on the terms and conditions set forth in the Stock Purchase Agreement (the "Stock Purchase Agreement"), dated September 14, 2007, by and among the Seller, UMH and the Issuer, a copy of which is filed herewith. The purchase of such shares was consummated on September 13, 2007.

          The Common Stock of the Issuer was acquired by UMH for investment purposes. The acquisition involved no change of control of the Issuer. UMH is a shareholder of the Issuer.

           Except as set forth in the last two paragraphs of this Item 4, UMH has no plans for the following:

(a)

The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; except that purchases of the Issuer's Common Stock may be made from time to time under the Issuer's Dividend Reinvestment and Stock Purchase Plan;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer's business or corporate structure;

(g)	Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination or registration; or

(j)	Any action similar to any of those enumerated above.

          UMH maintains a portfolio of REIT securities and may purchase in the future additional securities of the Issuer in that portfolio; however UMH does not intend to acquire more than 9.8% of the Issuer's securities. UMH disposes of REIT securities from time to time but has no plans for the disposition of the Issuer's Common Stock.

          In addition, as previously disclosed in the Issuer's Joint Proxy Statement/Prospectus dated June 8, 2007, management of the Issuer and UMH have considered the consolidation of the Issuer and UMH. There are advantages and disadvantages to such a combination. To date, there has been no decision to pursue such a consolidation.

Item 5.	Interest in Securities of the Issuer.

(a)

As of the close of business on September 20, 2007, UMH owns 1,705,981 shares of Common Stock of the Issuer, which represents 6.97% of the total outstanding shares of the Common Stock of the Issuer, including shares issuable upon conversion of convertible debentures held by UMH as described in section (c) below.

(b)	The information required by this sub-paragraph is contained in the responses to Items 7-10 of the second part of the cover page hereto, which items are hereby incorporated by reference.

(c)	There were no transactions effected by UMH with respect to the Common Stock of the Issuer during the past 60 days except as follows:

i.	The following open market purchases:

Name	Date	Amount of Shares	Character of Transaction	Price Per Share
UMH	8/22/07	6,100	Open market purchase	$8
UMH	8/22/07	400	Open market purchase	$7.99
UMH	8/22/07	200	Open market purchase	$7.9899
UMH	8/22/07	2,000	Open market purchase	$8.03
UMH	8/22/07	2,300	Open market purchase	$7.9925
UMH	9/5/07	1,818	Open market purchase	$7.97
UMH	9/5/07	700	Open market purchase	$7.92

ii.

On July 31, 2007, Route 9 Acquisition, Inc., a New Jersey corporation and a wholly-owned subsidiary of the Issuer, merged (the "Merger") with and into Monmouth Capital Corporation, a New Jersey corporation ("Monmouth Capital"), with Monmouth Capital as the surviving corporation. As a result of the Merger, each share of Monmouth Capital's common stock, par value $1.00 per share, outstanding at the time of the Merger was converted into and exchanged for the right to receive 0.655 shares of the Issuer's Common Stock, and the Issuer became the owner of all of the outstanding stock of Monmouth Capital. At the time of the Merger, UMH owned 107,403 shares of Monmouth Capital which were converted into 70,349 shares of the Issuer as a result of the Merger, all of which are still owned by UMH.

iii.

Pursuant to the terms of an Indenture, dated as of October 23, 2003 (the "2003 Indenture"), between Monmouth Capital and Wilmington Trust Company, as trustee (the "Trustee"), following the Merger, Monmouth Capital's outstanding 8% Convertible Subordinated Debentures Due 2013 (the "2003 Debentures"), governed by the 2003 Indenture, became convertible into shares of the Issuer's Common Stock at an adjusted conversion price of $9.16 per share and, on July 31, 2007, the Issuer, Monmouth Capital and the Trustee entered into a First Supplemental Indenture to the 2003 Indenture reflecting the Issuer's obligation to issue shares of the Common Stock upon conversion of the 2003 Debentures.

Pursuant to the terms of an Indenture, dated as of March 30, 2005 (the "2005 Indenture"), between Monmouth Capital and the Trustee, following the Merger, Monmouth Capital's outstanding 8% Convertible Subordinated Debentures Due 2015 (the "2005 Debentures"), governed by the 2005 Indenture, became convertible into shares of the Issuer's Common Stock at an adjusted conversion price of $11.45 per share and, on July 31, 2007, the Issuer, Monmouth Capital and the Trustee entered into a First Supplemental Indenture to the 2005 Indenture reflecting the Issuer's obligation to issue shares of Common Stock upon conversion of the 2005 Debentures.

As of September 21, 2007, UMH owns $1,000,000 principal amount of the 2003 Debentures, representing 109,170 shares of the Issuer's Common Stock on a converted basis, and $5,000,000 principal amount of the 2005 Debentures, representing 436,681 shares of the Issuer's Common Stock on a converted basis.

iv.

On September 17, 2007, UMH acquired 1,263 shares of the Issuer's Common Stock at a purchase price of $8.2091 per share through the Issuer's Dividend Reinvestment Plan which provides holders of the Issuer's Common Stock with a method of investing all or part of cash dividends and optional cash payments in additional shares of Common Stock of the Issuer.

v.

Eugene W. Landy, President of the Issuer and Chairman of the Board of UMH, purchased on August 14, 2007, (a) 20,000 shares of the Common Stock of the Issuer for the Landy & Landy Employees' Pension Plan, as reported on the Form 4 for Eugene W. Landy dated August 14, 2007; and (b) 10,000 shares of the Issuer's Common Stock for the Landy and Landy Employees' Profit Sharing Plan, as reported on the Form 4 for Eugene W. Landy dated August 14, 2007.

(d)	This item is not applicable.

(e)	This item is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

          The information set forth or incorporated by reference in Items 4 and 5 is hereby incorporated herein by reference. UMH is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except, as disclosed in Items 4 and 5 above, and except for the Stock Purchase Agreement referenced in Item 4 and filed as Exhibit 1 hereto.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description

1	Stock Purchase Agreement, dated September 14, 2007, by and among Palisade Concentrated Equity Partnership, L.P., a Delaware limited partnership, UMH Properties, Inc., a Maryland corporation, and Monmouth Real Estate Investment Corporation, a Maryland corporation.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 21, 2007 UMH PROPERTIES, INC. By: /s/ Eugene Landy Name: Eugene W. Landy Title: Chairman of the Board